Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

September 6, 2024

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention: Keira Nakada

  Rufus Decker

  Alyssa Wall

  Mara Ransom

Re: Ingram Micro Holding Corporation
Amendment No. 12 to Draft Registration Statement on Form S-1
Submitted September 6, 2024
CIK No. 0001897762

Ladies and Gentlemen:

On behalf of our client, Ingram Micro Holding Corporation, a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the staff of the SEC (the “Staff”) communicated in its letter to the Company, dated June 20, 2024. In connection with such responses, the Company will be confidentially submitting, electronically via EDGAR, Amendment No. 12 (the “Amendment”) to the Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”). In addition to addressing the Staff’s comments, the Amendment also includes the Company’s updated interim financial information and certain other updates.

The Company is seeking confidential treatment for the Registration Statement, including the Amendment and this letter pursuant to Rule 83 of the Securities and Exchange Commission. The Company will publicly file the Registration Statement, as amended, and non-public draft submissions at least 15 days prior to any road show or, in the absence of a road show, at least 15 days prior to the requested effective date of the Registration Statement, as amended.

For ease of reference, each of the Staff’s comments is reproduced below in italics and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amendment. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the Amendment.

BRUSSELS CHICAGO DALLAS FRANKFURT HOUSTON LONDON  LOS ANGELES MILAN

MUNICH NEW YORK PALO ALTO PARIS ROME SAN FRANCISCO WASHINGTON

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Securities and Exchange Commission

September 6, 2024

Summary

Recent Developments, page 12

1.

Please provide preliminary information as to (a) your earnings per share and (b) the comparable GAAP ratio to adjusted return on invested capital. Also, discuss whether the trends in revenues and other measures presented during the recent period are consistent with those discussed in management’s discussion and analysis. Finally, remove your statement that your final results may differ materially from the estimates you are presenting, as it implies that investors should not rely on the information presented.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Amendment includes full results for the twenty-six week period ending June 29, 2024 and accordingly has removed the “Recent Development” section.

Summary Historical and Unaudited Pro Forma Condensed Combined Financial and Other Data Non-GAAP Financial Measures, page 25

2.

Net income is the comparable GAAP measure to adjusted net income, the numerator used in computing adjusted return on invested capital. Please use net income, rather than income from operations after taxes, for the numerator used in computing the comparable GAAP ratio. Refer to Item 10(e)(1)(i)(A) and (B) of Regulation S-K and Question 102.10(a) of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response

The Company respectfully acknowledges the Staff’s comment and has updated its disclosure on pages 24 and 128 accordingly.

General

3.

Please present and discuss net income margin when adjusted EBITDA margin and/or non-GAAP net income margin are presented and discussed in your supplemental materials. Please present and discuss net income CAGR when adjusted EBITDA CAGR is presented and discussed in your supplemental materials. Please present and discuss cumulative net income, cumulative operating cash flows and net income to operating cash flow conversion rate when cumulative adjusted EBITDA, cumulative adjusted free cash flow and adjusted EBITDA to adjusted free cash flow conversion rate are presented and discussed in your supplemental materials. Refer to Rule 100(a) of Regulation G.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will revise its supplemental materials to include a discussion of net income margin, net income CAGR, cumulative net income, cumulative operating cash flows and net income to operating cash flow conversation rate, when it presents and discusses adjusted EBITDA margin and/or non-GAAP net income margin, adjusted EBITDA CAGR, cumulative adjusted EBITDA, cumulative adjusted free cash flow and adjusted EBITDA to adjusted free cash flow conversation rate.

* *  * *

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Securities and Exchange Commission

September 6, 2024

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to the foregoing, please feel free to contact the undersigned at (212) 728-8214 or cgreer@willkie.com.

Sincerely,

/s/ Cristopher Greer
Cristopher Greer
Willkie Farr & Gallagher LLP

cc:	Paul Bay – Chief Executive Officer, Ingram Micro Holding Corporation
Augusto Aragone – Executive Vice President, Secretary & General Counsel
Ingram Micro Holding Corporation